October 20, 2011

Via EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:           Callon Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 18, 2011
Forms 10-Q for Fiscal Quarters Ended March 31, 2011
and June 30, 2011
Filed May 10, 2011 and August 8, 2011
File No. 1-14039

Dear Mr. Schwall:

Callon Petroleum Company (the “Company”) hereby submits the following responses to your letter dated October 5, 2011 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K and Amendment No. 1 to Form 10-K for the year ended December 31, 2010, and Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 17

Weather, unexpected subsurface conditions, and other unforeseen operating hazards may adversely impact our ability to conduct business, page 20

1.
On page 16, you disclose that hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation.  In addition, in this risk factor you discuss that you are subject to operating risks associated with drilling for and producing oil and natural gas.  Please revise this risk factor to specifically address, to the extent material, the financial and operational risks associated with your hydraulic fracturing operations, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.

Response:
The Company proposes making the following revisions to this risk factor in the “Risk Factors” section of our Form 10-Q for the quarter ended September 30, 2011, which we expect to file on or about November 9, 2011, and in future Form 10-Ks (changes underlined):

“Weather, unexpected subsurface conditions, and other unforeseen operating hazards may adversely impact our ability to conduct business.  There are many operating hazards in exploring for and producing oil and gas, including:

•	our drilling operations may encounter unexpected formations or pressures, which could cause damage to equipment or personal injury;
•	we may experience equipment failures which curtail or stop production;
•	we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action to be taken;
•	hurricanes, storms and other weather conditions could cause damages to our production facilities or wells; and
•
because of these or other events, we could experience environmental hazards, including release of oil and gas from spills, gas leaks, accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment, and ruptures.

If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.  We could also incur substantial losses in excess of our insurance coverage as a result of:

•	injury or loss of life;
•	severe damage to and destruction of property, natural resources and equipment;
•	pollution and other environmental damage;
•	clean-up responsibilities;
•	regulatory investigation and penalties;
•	suspension of our operations; and
•	repairs to resume operations.

Mr. H. Roger Schwall
October 20, 2011

Offshore operations are also subject to a variety of additional operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions.  These conditions can cause substantial damage to facilities and interrupt production.  As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for development or leasehold acquisitions, or result in loss of equipment and properties.

We engage third parties to provide hydraulic fracturing or other well stimulation services to us in connection with the wells for which we are the operator. Contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under federal and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.  In March 2010, the EPA announced that it would conduct a wide-ranging study on the effects of hydraulic fracturing on drinking water resources. Interim results of the study are expected in 2012, with final results expected in 2014. The agency also announced that one of its enforcement initiatives for 2011 to 2013 would be to focus on environmental compliance by the energy extraction sector. This study and enforcement initiative could result in additional regulatory scrutiny that could make it difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

We cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable to cover our possible losses from operating hazards. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.”

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

2.
We note that you did not sign or certify Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2010.  Please file another amendment.  Refer to Exchange Act Rule 12b-15 and, for additional guidance, Question 161.01 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#ear.

Response:	Promptly following the completion of this comment process, we will amend Amendment No. 1 on Form 10-K for the fiscal year ended December 31, 2010. The amendment will include:

•	a cover page and explanatory paragraph;

•	the signature of a duly authorized representative on behalf of the Company; and

•	the certifications requested above, which may omit paragraphs 3, 4 and 5 as noted in your comment.

Mr. H. Roger Schwall
October 20, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview and Outlook, page 16

Onshore-Permian Basin, page 17

3.
We note your disclosure that during the first six months of 2011 you drilled 16 wells at a total cost of $37.6 million.  We note that this appears to be an increase from that disclosed for the fiscal year ended December 31, 2010, for which you reported drilling 20 wells in the Permian Basin, and placed 11 on production, for a total cost of $32 million.  With regard to cost pressures in the Permian Basin, we note that in your conference call reporting second-quarter 2011 results of operations, Senior Vice President of Operations Gary Newberry discussed in his presentation that you have continued to experience increasing cost pressures in this basin due to industry activity.  Specifically, he noted that drilling rig rates have increased 12% due to increased labor costs to maintain crew continuity, and fracture stimulation services and associated wireline services have increased 10% during the first half of the year.  He continued, discussing that your average well costs have increased to $2 million for a typical Wolfberry well, and $2.3 million for a deeper Atoka well.  Please expand your disclosure to address these costs increases, or tell us why such disclosure is not appropriate.

Response:
In the Company’s Form 10-Q for the quarter ended September 30, 2011 and in future filings, to the extent applicable, the Company proposes to expand the discussion of its results of operations to include disclosure regarding the increase in the depreciation, depletion and amortization (“DD&A”) rate related to the cost pressures experienced within the Permian Basin due to greater demand for materials and services.  In our Form 10-Q for the quarter ended June 30, 2011, we noted that the higher DD&A rate primarily related to costs associated with the Company’s strategic shift towards developing onshore reserves, which, on a unit-of-production basis, have higher development costs than those for our offshore reserves.  In future filings, to the extent they are significant to the Company’s results of operations, the Company will disclose how increased industry activity and costs have affected its total drilling costs, capital budget and results of operations, as well as the ways the Company mitigates these costs.

 In addition, the Company proposes adding the following risk factor to its Form 10-Q for the quarter ended September 30, 2011 and, to the extent applicable, its future Form 10-K filings:

“The unavailability or high cost of drilling rigs, pressure pumping equipment and crews, other equipment, supplies, water, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.  Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies, water or qualified personnel. There is currently a shortage of pressure pumping equipment and crews in all of our areas of operation. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. Increasing levels of exploration and production may increase the demand for oilfield services and equipment, and the costs of these services and equipment may increase, while the quality of these services and equipment may suffer. The unavailability or high cost of drilling rigs, pressure pumping equipment, supplies or qualified personnel can materially and adversely affect our operations and profitability.”

Mr. H. Roger Schwall
October 20, 2011

Quantitative and Qualitative Disclosure about Market Risk, page 27

4.
You disclose that from time to time you enter into derivative financial instruments to manage oil and gas price risk.  In this regard, in your conference call reporting second-quarter 2011 results of operations, we note that your Senior Vice President of Operations Gary Newberry quantified your hedging activity.  Mr. Newberry discussed in his presentation that for the remainder of 2011, you have approximately 41% of your estimated oil production hedged, with the weighted average ceiling and floor of approximately $107.59 and $81.25, respectively.  Mr. Newberry continued, discussing your hedging strategy for oil in 2012 and noting also that presently you have no natural gas hedges in place for either 2011 or 2012.  Mr. Newberry discussed that, as has been your practice in the past, you have a target of hedging approximately 50% of your anticipated proven production.  Please expand your disclosure to quantify your hedging activity for each period you present.

Response:	In the Company’s Form 10-Q for the quarter ended September 30, 2011 and in future filings, the Company proposes to revise the disclosure in this section as follows (changes underlined):

“Commodity Price Risk

The Company’s revenues are derived from the sale of its crude oil and natural gas production.  The prices for oil and gas remain extremely volatile and sometimes experience large fluctuations as a result of relatively small changes in supply, weather conditions, economic conditions and government actions.  From time to time, the Company enters into derivative financial instruments to manage oil and gas price risk.  The total volumes which we hedge through the use of our derivative instruments varies from period to period; however, generally our objective is to hedge approximately 50% of our anticipated net proven production for the next 12 to 24 months. Our hedge policies and objectives may change significantly as commodities prices or price futures change.

As of September 30, 2011, we have commodity contracts covering approximately 45% of our internally estimated net proved oil production from October 2011 through December 2012.  Our actual production will vary from the amounts estimated, perhaps materially.

The Company may utilize fixed price “swaps,” which reduce the Company’s exposure to decreases in commodity prices and limit the benefit the Company might otherwise have received from any increases in commodity prices.

The Company may utilize price “collars” to reduce the risk of changes in oil and gas prices.  Under these arrangements, no payments are due by either party as long as the applicable market price is above the floor price and below the ceiling price set in the collar.  If the price falls below the floor, the counter-party to the collar pays the difference to the Company, and if the price rises above the ceiling, the counter-party receives the difference from the Company.

Callon may purchase “puts” which reduce the Company’s exposure to decreases in oil and gas prices while allowing realization of the full benefit from any increases in oil and gas prices.  If the price falls below the floor, the counter-party pays the difference to the Company.

The Company enters into these various agreements from time to time to reduce the effects of volatile oil and gas prices and does not enter into derivative transactions for speculative purposes.  However, under certain circumstances some of the Company’s derivative positions may not be designated as hedges for accounting purposes.

See Note 5 to the Consolidated Financial Statements for a description of the Company’s outstanding derivative contracts at the most recent reporting date.”

Additionally, if material hedges are entered into between the end of the relevant period and the date of the report, we will describe the terms of such agreement(s).

     If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely, /s/ B.F. Weatherly B.F. Weatherly Executive Vice President and Chief Financial Officer

cc:           George G. Young III, Esq.
Haynes and Boone, LLP

Mr. H. Roger Schwall
October 20, 2011

As requested in the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Amendment No. 1 to Form 10-K, and Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and June 30, 2011;

•
Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K, Amendment No. 1 to Form 10-K, and Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and June 30, 2011 do not foreclose the Commission from taking any action with respect to the Form 10-K, Amendment No. 1 to Form 10-K, and Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and June 30, 2011; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALLON PETROLEUM COMPANY

By:	/s/ B.F. Weatherly
Name:         B.F. Weatherly
Title:           Executive Vice President and Chief Financial Officer